
NEW LOOK, SAME GREAT RECIPE
GENERATIONS OF GREAT SOUPS
ARTISAN
NINE SPOONS
SOUPS
CHICKEN NOODLE
Homemade noodles, hearty vegetables, and fresh chicken in a savory broth.
HOMESTYLE

N I N E

Nine Spoons, LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.00%
Target Raise Amount: $25,000
Offering End Date: July 26, 2023

Repayment Period: 2 years (24 months)
Minimum Raise Amount: $20,000

Company Details:

Name: Nine Spoons, LLC
Founded: November 25, 2015
Address: 1291 Tinkers Green Drive
Streetsboro, OH 44241

Industry: Frozen Food Manufacturing
Employees: 2
Website: www.ninespoonssoup.com

Use of Funds Allocation:

If the maximum raise is met:

$23,875 (95.50%) – of the proceeds will go towards working capital for R&D
$1,125 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 1,674 Followers

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S M B



Business Metrics:

	FY21	FY22	YTD 3/31/2023
Total Assets	$37,975	$34,636	$16,324
Cash & Cash Equivalents	$20,783	$6,180	-$11,165
Accounts Receivable	$3,019	$3,570	$2,603
Short-term Debt	$0	$20,995	$20,095
Long-term Debt	$38,234	$33,293	$32,016
Revenue	$65,443	$85,372	$9,060
Cost of Goods Sold	$0	$0	$0
Taxes	$0	$0	$0
Net Income	-$18,651	-$37,392	-$16,136

Recognition:

Nine Spoons, LLC (DBA Nine Spoons) recently became a certified Women-Owned Business and they're providing jobs to local workers. Their soups can be found in the freezer section at your favorite stores including all Giant Eagle Market District stores, select Giant Eagle stores, and Heinen's. You can also find them on Market Wagon online farmers market (marketwagon.com). They're excited for this next phase of regional expansion and to launch a new size of their product.p

About:

Nine Spoons, LLC (DBA Nine Spoons) creates soups in small batches in Cleveland, OH. Their goal is to make all-natural, delicious, fresh, and wholesome soups (like Grandma's) – conveniently packaged for the busy consumer.

For more information, contact our Customer Support Team at support@thesmbx.com

